FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Intention to Exercise Regulatory Call dated 01 February 2022
Exhibit No. 2	Redemption of Series U Non-Cumulative USD Shares dated 02 February 2022
Exhibit No. 3	Notice of Redemption dated 11 February 2022
Exhibit No. 4	Holding(s) in Company dated 14 February 2022
Exhibit No. 5	Publication of Supplementary Prospectus dated 18 February 2022
Exhibit No. 6	Commencement of On Market Share Buyback Programme dated 21 February 2022
Exhibit No. 7	Director/PDMR Shareholding dated 22 February 2022
Exhibit No. 8	Director/PDMR Shareholding dated 28 February 2022
Exhibit No. 9	Total Voting Rights dated 28 February 2022

Exhibit No. 1

1 February, 2022

INTENTION TO EXERCISE REGULATORY CALL

6.425% Non-Cumulative Trust Preferred Securities (ISIN - US74927PAA75) ("TPSs")

NatWest Group plc (formerly known as The Royal Bank of Scotland Group plc) ("NWG") intends, in due course, to redeem all of the outstanding TPSs in accordance with their terms and conditions. The Prudential Regulation Authority, which has primary responsibility for the prudential oversight and supervision of NWG, has confirmed that the TPSs can no longer be included in calculating NWG's Tier 1 capital on a solo and/or consolidated basis after December 31, 2021. Accordingly, NWG intends to redeem the TPSs under the terms and conditions governing the TPSs.

This announcement is not a formal notice of redemption in respect of the TPSs. Before redeeming the TPSs, NWG intends to give notice of redemption to the holders thereof, in due course following the satisfaction of all applicable conditions under the governing documents.

For further information, please contact:
Scott Forrest
Head of Treasury Debt Capital Markets & Capital Strategy
Tel: +44 (0)7747 455969

Paul Pybus
Head of Debt Investor Relations
Tel: +44 (0) 7769161183

Forward-looking statements

This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'would have been', 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: the impact of the Covid-19 pandemic, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its Purpose-led strategy and the refocusing of its NatWest Markets franchise, its ESG and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group's exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the Covid-19 pandemic, future acquisitions, the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate related risks and the transitioning to a low carbon economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2020 Annual Report and Accounts (ARA), NatWest Group plc's Interim Results for H1 2021, NatWest Group plc's Interim Results for Q3 2021 and NatWest Group plc's filings with the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

MAR

This announcement contains information that qualified or may have qualified as inside information in relation to the TPSs as specified above for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR). For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Scott Forrest, Head of Treasury Debt Capital Markets & Capital Strategy for NatWest Group plc.

Legal Entity Identifier

NatWest Group plc	2138005O9XJIJN4JPN90

Exhibit No. 2

NATWEST GROUP PLC

Redemption of Series U Non-Cumulative Dollar Shares

1 February, 2022

NatWest Group plc (formerly known as The Royal Bank of Scotland Group plc) ("NWG") has given notice to holders of the redemption of the Series U Non-Cumulative Dollar Preference Shares (ADS CUSIP: 639057AA6; ADS ISIN: US39057AA62) (the "Series U Dollar Preference Shares") pursuant to the capital disqualification event redemption provisions. Accordingly, on March 31, 2022 (the "Redemption Date"), the Series U Dollar Preference Shares, amount outstanding US$1,013,000,000, and the corresponding series of American Depositary Shares ("Series U ADSs"), at the redemption price of US$100,000 per Series U Dollar Preference Share plus accrued dividends for the current dividend period to, but excluding, the Redemption Date, which dividend shall equal $635.94 per Series U Dollar Preference Share.

On the Redemption Date, the depositary for the American depositary receipts evidencing the Series U ADSs will redeem the number of Series U ADSs representing the Series U Dollar Preference Shares being redeemed at a price per Series U ADS reflecting the per share amount received by the depositary upon redemption of the Series U Dollar Preference Shares and the ratio of Series U ADSs to Series U Dollar Preference Shares.

The Series U Dollar Preference Shares will cease to accrue dividends and shall be cancelled and all unmatured dividend coupons and talons (if any) shall become void for any purpose, as from the Redemption Date.

Upon redemption of the Series U Dollar Preference Shares, there will be a loss to CET1 of approximately 16bps based on risk-weighted assets as of September 30, 2021. This arises due to changes in FX rates since the date of issuance of the Series U Dollar Preference Shares.

The Prudential Regulation Authority, which has primary responsibility for the prudential oversight and supervision of NWG, has determined that the Series U Dollar Preference Shares can no longer be included in calculating NWG's Tier 1 capital on a solo and/or consolidated basis after December 31, 2021 (the "PRA Determination").

Holders of the Series U ADSs may contact The Bank of New York Mellon (depositary) at telephone number 1 866 241 9317 with any questions; international callers may telephone +001 201 680 6825.

NatWest Group plc:

Treasury Debt Capital Markets & Capital Strategy
Scott Forrest
Tel: +44 (0)7747 455969

NatWest Investor Relations
Paul Pybus
+44 (0) 20 7672 1758

This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'would have been', 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: the impact of the Covid-19 pandemic, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its Purpose-led strategy and the refocusing of its NatWest Markets franchise, its ESG and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group's exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the Covid-19 pandemic, future acquisitions, the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate related risks and the transitioning to a low carbon economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2020 Annual Report and Accounts (ARA), NatWest Group plc's Interim Results for H1 2021, NatWest Group plc's Interim Results for Q3 2021 and NatWest Group plc's filings with the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

MAR

This announcement contains information that qualified or may have qualified as inside information in relation to the ADSs as specified above for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR). For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Scott Forrest, Head of Treasury Debt Capital Markets & Capital Strategy for NatWest Group plc.

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 3

NatWest Group plc
11 February 2022

Notice of Redemption

NatWest Group plc (the "Issuer")

The Issuer has given notice to holders of the €1,500,000,000 Fixed to Floating Rate Notes due 8 March 2023 (ISIN: XS1575979148 (the "Notes")) of the upcoming redemption of the Notes on 8 March 2022. The amount of the Notes currently outstanding is £1,500,000,000.

Terms used but not defined herein shall have the meaning given to them in the notice of redemption. The Notes are being redeemed pursuant to Condition 5(d) (Call Option - Redemption at the Option of the Issuer) of the Notes at par, together with interest accrued to but excluding the Redemption Date. The Issuer has notified the holders pursuant to the terms of the Notes.

To view the notice, please click on the link below.

http://www.rns-pdf.londonstockexchange.com/rns/4914B_1-2022-2-11.pdf

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0)7747 455969

Legal Entity Identifiers
NatWest Group plc	2138005O9XJIJN4JPN90

Exhibit No. 4

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Commissioners of Her Majesty's Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.)v
Name		The Solicitor for the Affairs of Her Majesty's Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reachedvi:		11 February 2022
6. Date on which issuer notified (DD/MM/YYYY):		11 February 2022
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	50.94%		50.94%	45,030,352,156
Position of previous notification (if applicable)	51.98%		51.98%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares of £1 each GB00B7T77214	22,939,578,732	50.94%

SUBTOTAL 8. A	22,939,578,732	50.94%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
x
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by Her Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with Her Majesty's Treasury).

The Solicitor for the Affairs of Her Majesty's Treasury is acting as nominee for The Commissioners of Her Majesty's Treasury.

The Commissioners of Her Majesty's Treasury	50.94%	50.94%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Solicitor for the Affairs of Her Majesty's Treasury is acting as nominee for The Commissioners of Her Majesty's Treasury (HMT).

The percentage of voting rights held by HMT in NatWest Group plc (NWG), as shown on this form (50.94%), has been calculated following the disposal by HMT of 132,712,297 ordinary shares in NWG since its last TR-1 notification on 13 January 2022, under HMT's trading plan announced on 22 July 2021.

Place of completion	London, England
Date of completion	11 February 2022
Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 5

NatWest Group plc

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus to the NatWest Group plc £40,000,000,000 Euro Medium Term Note Programme, dated 18 February 2022.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/1799C_1-2022-2-18.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Group plc	2138005O9XJIJN4JPN90

Exhibit No. 6

NatWest Group plc

21 February 2022

Commencement of On Market Share Buyback Programme

NatWest Group plc (the "Company" or "NWG") announces the commencement of its programme to buyback ordinary shares in the Company with a nominal value of £1 each ("Ordinary Shares").

On 18 February 2022, NWG announced its full year results and a share buyback programme (the "Programme") of up to £750 million.  The Programme will commence on 21 February 2022 and will end no later than 21 July 2022, provided that the term of the Programme may be extended to end no later than 29 July 2022 to account for certain disruption events during the initial term of the Programme.

The Programme, the purpose of which is to reduce the issued share capital of NWG, will be for an aggregate market value equivalent of up to £750 million and will take place within the limitations of the authority granted by shareholders to the Board of NWG at its Annual General Meeting, held on 28 April 2021 (the 2021 Authority).  The 2021 Authority is due to expire at the conclusion of the 2022 AGM, or 30 June 2022, whichever is earlier (the Expiry Date).  However, as Ordinary Shares are being purchased under the Programme which will have commenced prior to the Expiry Date, the 2021 Authority allows purchases to continue after such date and, therefore, up to 29 July 2022.

The maximum number of Ordinary Shares that can be purchased by NWG under the Programme is 817,046,082. This number reflects the impact on the 2021 Authority of the reduction in issued share capital following the off-market buyback announced on 19 March 2021. It is further reduced by the number of shares purchased by the Company under its previous share buyback programme announced on 30 July 2021.

NWG has entered into non-discretionary instructions with UBS AG, London Branch to conduct the Programme on its behalf and to make trading decisions under the Programme independently of NWG.

NWG intends to cancel the repurchased Ordinary Shares.

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Disclaimer

This announcement is for information purposes only and does not constitute or form a part of an offer to sell or a solicitation of an offer to purchase, or the solicitation to sell, any securities of the Company.

No Purchases in the United States and No Purchases of American Depositary Receipts ("ADRs")
Purchases of Ordinary Shares under the Programme will be made outside the United States only. There will be no purchases of Ordinary Shares from within the United States or from persons known to be located in the United States, and there will be no purchases of the Company's ADRs under the Programme.

Exhibit No. 7

22 February 2022

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that it has been notified of the PDMR set out below purchasing ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on the date and at the price indicated:

Name of PDMR	Position of PDMR	No. of Shares purchased	Price of Shares purchased	Date Shares purchased
Graham Beale	Non-executive Director, NatWest Holdings Limited	25,000	£2.371	21 February 2022

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44(0)20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

 Exhibit No. 8

28 February 2022

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) IN ACCORDANCE WITH THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) was notified on 28 February 2022 of the exercise of a share option over ordinary shares of £1 each in the Company ("Shares") and  subsequent sale on that date, by the PDMR as set out below. The share option was granted on 15 November 2018, under The Natwest Group plc 2017 Sharesave Plan with an option price of £1.8931 per share.

PDMR	Position of PDMR	No. of Shares exercised and sold	Sale price	Date of transaction
Andrew McLaughlin	CEO, RBS International	1,901	£2.2492	28 February 2022

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 9

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 28 February 2022.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			28 February 2022
Ordinary Shares of £1	11,240,756,946	4	44,963,027,784
Ordinary Shares of £1 held in treasury	177,707,618	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	11,418,947,704		44,964,960,344

Shareholders may use the above figure (44,964,960,344) for their calculations to determine whether they are required to notify their interest in, or a change to their interest in NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 28 February 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary